                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                          ----------------------

                                SCHEDULE 13G
                                (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                          (Amendment No.       )(1)
                                         ------

                             CORIXA CORPORATION
                     ----------------------------------
                              (Name of Issuer)

                               COMMON STOCK
                     ----------------------------------
                       (Title of Class of Securities)

                                21887F100
                     ----------------------------------
                              (CUSIP Number)


                         (Continued on following pages(s))

                            (Page 1 of 6 Pages)
----------------------
   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 21887F100                 13G                 Page 2 of 6 Pages

-------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   STANDISH M. FLEMING
-------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a)  / /     (b)  / /
-------------------------------------------------------------------------------
 3 SEC USE ONLY

-------------------------------------------------------------------------------
 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.
-------------------------------------------------------------------------------
    NUMBER           5   SOLE VOTING POWER
      OF
    SHARES               36,331 (+) shares of Common Stock
 BENEFICIALLY            ------------------------------------------------------
   OWNED BY          6   SHARED VOTING POWER
  REPORTING
   PERSON                572,233 (++) shares of Common Stock
    WITH                 ------------------------------------------------------
                     7   SOLE DISPOSITIVE POWER

                         36,331 (+) shares of Common Stock
                         ------------------------------------------------------
                     8   SHARED DISPOSITIVE POWER

                         572,233 (++) shares of Common Stock
-------------------------------------------------------------------------------
 9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

   608,564(+)(++) shares of Common Stock
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES*
                                                               / /
-------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   5.2% as of December 31, 1997
-------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

+ Includes 1,510 shares of Common Stock issuable upon the exercise of warrants within 60 days of December 31, 1997
++ Includes 60,273 shares of Common Stock issuable upon the exercise of warrants and 511,960 shares, all of which are directly owned by Forward Ventures II, L.P., of which Forward II Associates, L.P. is the general partner, of which Mr. Fleming is a general partner. Mr. Fleming disclaims beneficial ownership of these 572,233 shares other than to the extent of his individual partnership interest

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CUSIP NO. 21887F100              13G                Page 3 of 6 Pages

-------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   IVOR ROYSTON
-------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a)  / /     (b)  / /
-------------------------------------------------------------------------------
 3 SEC USE ONLY

-------------------------------------------------------------------------------
 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.
-------------------------------------------------------------------------------
    NUMBER           5   SOLE VOTING POWER
      OF
    SHARES               36,331 (+) shares of Common Stock
 BENEFICIALLY            ------------------------------------------------------
   OWNED BY          6   SHARED VOTING POWER
  REPORTING
   PERSON                572,233 (++) shares of Common Stock
    WITH                 ------------------------------------------------------
                     7   SOLE DISPOSITIVE POWER

                         36,331 (+) shares of Common Stock
                         ------------------------------------------------------
                     8   SHARED DISPOSITIVE POWER

                         572,233 (++) shares of Common Stock
-------------------------------------------------------------------------------
 9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

   608,564(+)(++) shares of Common Stock
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES*
                                                               / /
-------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   5.2% as of December 31, 1997
-------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

+ Includes 1,510 shares of Common Stock issuable upon the exercise of warrants within 60 days of December 31, 1997, all of which are held directly by the Royston Family Trust, of which Dr. Royston is a Co-Trustee.
++ Includes 60,273 shares of Common Stock issuable upon the exercise of warrants and 511,960 shares, all of which are directly owned by Forward Ventures II, L.P., of which Forward II Associates, L.P. is the general partner, of which Dr. Royston is a general partner. Dr. Royston disclaims beneficial ownership of these 572,233 shares other than to the extent of his individual partnership interest

                                                Page 4 of 6 Pages

ITEM 1(a)  NAME OF ISSUER:

           Corixa Corporation


ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           1124 Columbia Street, Suite 200
           Seattle, WA 98104


ITEM 2(a)  NAME OF PERSON FILING:

           Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, this statement is being filed jointly by (i) Standish M. Fleming, a general partner of Forward II Associates, L.P. and (ii) Ivor Royston, a general partner of Forward II Associates, L.P. and a Co-Trustee of the Royston Family Trust
           UTD March 18, 1992. Mr. Fleming and Dr. Royston are making this single, joint filing to comply with the reporting requirements with respect to Common Stock of Corixa Corporation that each beneficially owns.


ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           c/o Forward II Associates, L.P.
           10975 Torreyana Road, Suite 230
           San Diego, CA 92121


ITEM 2(c)  CITIZENSHIP:

           U.S.A.


ITEM 2(d)  TITLE OF CLASS OF SECURITIES:

           Common Stock


ITEM 2(e)  CUSIP NUMBER:

           21887F100


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                                               Page 5 of 6 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable


ITEM 4.  OWNERSHIP.

         (a) Amount Beneficially Owned: See Row 9 of cover page for each individual.

         (b) Percent of Class:  See Row 11 of cover page for each individual.

         (c) Number of shares as to which such person has:

             (i) sole power to vote or to direct the vote: See Row 5 of cover page for each individual.

             (ii) shared power to vote or to direct the vote: See Row 6 of cover page for each individual.

             (iii) sole power to dispose or to direct the disposition of:
                   See Row 7 of cover page for each individual.

             (iv)  shared power to dispose or to direct the disposition of:
                   See Row 8 of cover page for each individual.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable

                                               Page 6 of 6 Pages

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable

ITEM 10. CERTIFICATION.

         Not Applicable



                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 1998

                                       /s/ Standish M. Fleming
                                       ----------------------------------------
                                       Standish M. Fleming


                                       /s/ Ivor Royston
                                       ----------------------------------------
                                       Ivor Royston